

17018671

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/16 (MM/DD/YY) AND ENDING 05/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUELL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Glastonbury Boulevard
(No. and Street)

Glastonbury	Connecticut	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris D. Berris 860-657-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Chris D. Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp, as of May 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO/President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

BUELL SECURITIES CORP.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

MAY 31, 2017


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

PUBLIC

BUELL SECURITIES CORP.
TABLE OF CONTENTS

PUBLIC


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Buell Securities Corp.
Glastonbury, Connecticut

We have audited the accompanying statement of financial condition of Buell Securities Corp., (a Connecticut corporation), as of May 31, 2017, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Buell of Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities Corp. as of May 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included in this report have been subjected to audit procedures performed in conjunction with the audit of Buell Securities Corp.'s financial statements. The supplemental information is the responsibility of Buell Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.



SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
July 21, 2017

PUBLIC

BUELL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2017

ASSETS

ASSETS

Cash		$ 160,568
Deposits		57,982
Fixed Assets		
Furniture & Fixtures	$ 97,166	
Accumulated Depreciation	(97,166)	
Total Fixed Assets	0.00	
		$ 218,550

LIABILITIES AND STOCKHOLDER EQUITY

LIABILITIES

Accounts payable and accrued expenses	25,270
Commissions payable	57,956
TOTAL LIABILITIES	83,226

STOCKHOLDERS' EQUITY

Common stock, par value $100; 1,107 shares authorized, issued and outstanding	110,700
Additional paid-in capital	16,686
Retained Earnings	7,938
TOTAL STOCKHOLDERS' EQUITY	135,324
TOTAL LIABILITIES AND STOCKHOLERS' EQUITY	$ 218,550

BUELL SECURITIES CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2017

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations – Buell Securities Corp. (the Firm) operates a broker-dealer from one Location in Glastonbury, Connecticut. The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents – For purposes of the statements of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

c. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk – The Firm places its cash in accounts with a local financial institution. At times. balances in these accounts may exceed FDIC insured limits.

e. Accounts Receivable – Accounts Receivable consists of commissions, fees and other amounts owed to the Firm The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising – The Firms advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

Note 2: ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commission due and accrued to the Firm from their correspondents. The Firm clears security transaction through a clearing company. This company carries the cash accounts of the customers of the Firm on a fully disclosed basis. Under terms of the agreement the company executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. Under the agreement the Firm is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate.

The payable to brokers are commissions due to the brokers. At May 31, 2017, there were no commissions receivable and there were commission payable of $57,956.

BUELL SECURITIES CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2017

NOTE 3: EXEMPTION UNDER RULE 15C3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision or paragraph (k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis;" During the year ended May 31, 2017 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm is a C Corporation for tax purposes. The Firm records its federal and state income tax liabilities and expenses in accordance with Financial accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accountings principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none in 2016.

The Firm's federal and state income tax returns for 20014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (SFAS 109). The Interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to deter the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: RETIREMENT PLAN AND EMPLOYEE BENEFITS

The Firm maintains a non-contributory 401k retirement plan that covers substantially all employees. The expense under this plan was $1,543. The Firm also offers a Section 125 Cafeteria Plan to all qualifying employees.

PUBLIC

NOTE 7: OFFICE LEASE

The Firm operates in a leased building under a lease that expires October 31, 2017. Rent expense was $118,824 for the year ended May 31, 2017. Future minimum lease payments under this lease are $49,558.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net Capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At May 31, 2017, net capital as defined by the rules, equaled $126,372. The ratio of aggregate indebtedness to net capital was 65.86%. Net capital in excess of the minimum required was $66,372.

NOTE 9: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the May 31, 2017 unaudited FOCUS report and this audit, in computation of Net Capital under Rule 15c3-1.

NOTE 10: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information related to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3(k)(ii).

NOTE 11: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended May 31, 2017. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the Independent registered accounting firm was available to be issued.

PUBLIC

BUELL SECURITIES CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF MAY 31, 2017

COMPUTATION OF NET CAPITAL

Total ownership from Statement of Financial Condition	$ 135,324
less nonallowable assets from Statement of Financial Condition	(7,834)
Net capital before haircuts on securities positions	127,490
Haircuts on securities	(1,118)
Net Capital	$ 126,372
Aggregate Indebtedness	$ 83,226
Net capital required based on aggregate indebtedness (6-2/3%)	5,551

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	50,000
Excess Net Capital	$ 76,372

COMPUTATION OF AGGREGATE REQUIREMENTS

(A) - 10% of total aggregate indebtedness	8,323
(B) – 120% of minimum net capital requirement	60,000
Net Capital less the greater of (A) or (B)	$ 66,372
Percentage of Aggregate Indebtedness to Net Capital	65.86%

PUBLIC


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board of Directors
Buell Securities Corp.
Glastonbury, Connecticut

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the May 31, 2017 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.



SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
July 21, 2017

PUBLIC


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Buell Securities Corp.
Glastonbury, Connecticut

In planning and performing our audit of the financial statements of Buell Securities Corp. as of and for the year ended May 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered Buell Securities Corp.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Buell Securities Corp.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Buell Securities Corp. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Buell Securities Corp., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the provisions of Rule 15c3-3. Because Buell Securities Corp. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Buell Securities Corp. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud May occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they May become inadequate because of changes in conditions or that the effectiveness of their design and operation May deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Buell Securities Corp.'s practices and procedures, as described in the second paragraph of this report, were adequate at July 21, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
July 21, 2017

PUBLIC


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Buell Securities Corp.
Glastonbury, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2017, which were agreed to by Buell Securities Corp. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Buell Securities Corp.'s compliance with the applicable instructions of Form SIPC-7. Buell Securities Corp.'s management is responsible for Buell Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended May 31, 2017 with the amounts reported in Form SIPC-7 for the year ended May 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
July 21, 2017

PUBLIC

BUELL SECURITIES CORP.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
MAY 31, 2017


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

PUBLIC


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board Of
Buell Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Buell Securities Corp., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii), and Buell Securities Corp. stated that Buell Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Buell Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,



SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
July 21, 2017

PUBLIC

BUELL

BUELL SECURITIES CORP.
200 GLASTONBURY BOULEVARD, SUITE 102, GLASTONBURY, CT 06033
TEL 860 • 657 • 1700 800 • 272 • 2468
FAX 860 • 657 • 1721
Established in 1921

July 20, 2017

Edward Opperman, CPA
1901 Kossuth Street
Lafayette, IN 47905

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE May 31, 2017

Dear Mr. Opperman,

Please be advised that Buell Securities Corp has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of June 1, 2016 through May 31, 2017. Buell Securities Corp did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly traded REITS and MPL's). Buell Securities Corporation's past business has been of similar nature and has complied to this exemption since its inception, 1921.

Chris D. Berris, the president of Buell Securities Corporation has made available to Edward Opperman all records and information including all communications from regulatory agencies received through the date of this review May 31, 2017.

James T. Cullen, has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not know events or other factors that might have affected Buell Securities Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (860)657-1700.

Very truly yours,
Buell Securities Corp



Chris D. Berris
CEO & President